Exhibit 4.1
Country Style Cooking Restaurant Chain Co., Ltd.
Incorporated in the Cayman Islands
REGISTERED
SHARE CERTIFICATE

CERTIFICATE NO.	NO. OF SHARE(S)
This is to Certify that                                           is/are the registered Holder(s) of                      Ordinary Share(s) of USD 0.001 each of the above-named Company, subject to the Memorandum and Articles of Association of the Company.
Executed on behalf of the said Company
this                 day of

Director